Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2014

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of August 13, 2014. It is intended to be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Financial Statements”) for the three and six month periods ended June 30, 2014, and other corporate filings available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars. All amounts reported herein, except per share and per ounce amounts, are expressed in thousands of United States dollars unless otherwise identified.

This MD&A contains forward-looking information and forward-looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward-Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A and provides officers’ disclosure certifications to that effect.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

The Company has included non-IFRS performance measures (see non-GAAP Measures below) – for adjusted operating costs, all-in sustaining costs and all-in costs – throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s per formance and underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Company Overview

The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”), together with Phase I, the “La Arena Project” in northwestern Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned, Peruvian subsidiary of the Company. In January 2012, Phase I began commercial production.

Rio Alto has five wholly-owned subsidiaries (as at June 30, 2014) – La Arena, Rio Alto S.A.C. and Empresa de Energia Yamobamba S.A.C., each incorporated under the laws of Peru, Rio Alto Insurance Limited, incorporated under the laws of Barbados and Mexican Silver Mines (Guernsey) Limited (“MSMG”) incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”), the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM” and the Frankfurt Stock Exchange under the symbol “MS2”.

Asset acquisition subsequent to June 30, 2014

On August 5, 2014 Rio Alto acquired the Shahuindo gold project, located in north central Peru, through the acquisition of every outstanding common share of Sulliden Gold Corporation (“Sulliden”). At this stage, it is anticipated that the first gold pour will be achieved at Shahuindo by the end of 2015/early 2016, and that the project will have a mine life of approximately 10 years.

The Sulliden acquisition will be reflected in the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 and 2013, with an effective date of August 5, 2014.

For further details of the acquisition of Sulliden, see section “Events subsequent to June 30, 2014” on page 14 of this MD&A.

Highlights for the three months ended June 30, 2014

  Net income amounted to $15.2 million ($0.09 per share).

  Cash provided by operations was $22.4 million.

  Gold produced and sold was 54,517 ounces, of which 50,830 ounces were sold at an average realized price of $1,276 per ounce. The remaining ounces were delivered to Red Kite under the Company’s Gold Prepayment Agreement (“Prepayment”). In July 2014 the Company delivered the final 3,881 notional ounces to settle the Prepayment.

  World Gold Council (“WGC”) adjusted operating costs per ounce of gold sold during the quarter were $569 per ounce, WGC all-in sustaining costs per ounce of gold sold were $772 per ounce and WGC all- in costs per ounce of gold sold were $879 per ounce.

  Capital investments amounted to $12.1 million and exploration spending was $1.4 million.

  On May 29, the Company purchased 26,966,292 common shares of Sulliden, representing 8.6% of Sulliden’s common shares outstanding, for cash consideration of $1.10 Canadian dollars (“CDN”) per common share for an aggregate purchase price of $27.3 million.

Highlights for the six months ended June 30, 2014

  Net income amounted to $27.1 million ($0.15 per share).

  Cash provided by operations was $40.8 million.

  Gold produced and sold was 107,980 ounces, of which 98,762 ounces were sold at an average realized price of $1,279 per ounce. The remaining ounces were delivered to Red Kite under the Prepayment.

  WGC adjusted operating costs per ounce of gold sold were $610 per ounce, WGC all-in sustaining costs per ounce of gold sold were $772 per ounce and WGC all-in costs per ounce of gold sold were $896 per ounce.

  Capital investments amounted to $23.9 million and exploration spending was $1.9 million.

2014 Guidance Update and Revision

For 2014 the Company anticipates gold production between 200,000 to 220,000 ounces, roughly equivalent to production in 2013.

Adjusted operating costs for 2014 were forecast to be in the range of $629 to $695 per ounce of gold sold, as calculated under the methodology published by the WGC. Management now anticipates a slightly lower cost per ounce of gold sold due to a reduction in direct costs described in the “Results of Operations” section of this document.

For 2014 WGC all-in sustaining costs (see “Non-GAAP Measures”) – including selling, general and administrative costs, exploration, and sustaining capital – are forecast to fall within a range of $824 to $911 per ounce and WGC all-in costs within a range of $990 to $1,094 per ounce for the year. For the six months ended June 30, 2014, WGC all-in costs were lower than forecasted.

The Company reports WGC costs in order to provide a benchmark against its peers’ performance. However, for internal planning purposes, management’s operating and investment decisions are based on expected after-tax cash flows. See the “Non-GAAP Measures” section for a reconciliation of the WGC cost per ounce to management's cost per ounce.

Following is management’s estimate of the Company’s after tax performance measures based on forecasted gold prices of $1,000, $1,200, $1,400 and $1,600 per ounce, based on production guidance of 200,000 to 220,000 ounces:

Millions of dollars except per ounce amounts	$1,000/ounce		$1,200/ounce		$1,400/ounce		$1,600/ounce

Operating costs	$130.6		$130.6		$130.6		$130.6
Remediation costs	1.5		1.5		1.5		1.5
Adjusted operating costs	132.1		132.1		132.1		132.1
Taxes	17.1		32.2		48.1		64.2
Sustaining capital	26.7		26.7		26.7		26.7
After tax sustaining costs	175.9		191.0		206.9		223
Expansion capital(1)	nil		29.7		29.7		29.7
All-in after tax costs	$175.9		$220.7		$236.6		$252.7

Management’s per ounce costs	Low	High	Low	High	Low	High	Low	High
Adjusted operating	$600	$661	$600	$661	$600	$661	$600	$661
After tax sustaining	$800	$880	$869	$956	$940	$1,035	$1,014	$1,115
All-in after tax	$800	$880	$1,003	$1,104	$1,075	$1,183	$1,149	$1,264

(1)	If gold price were to decrease to $1,000/ounce, management would case investing in expansion capital.

All-in after tax costs are projected to be $1,003 - $1,104 for the year ended December 31, 2014 at current gold prices, but would increase with an increase in the price of gold.

For the six months ended June 30, 2014, the total all-in after tax costs were $913, which is below the Company’s projected annual all-in after tax cost per ounce budget of $1,003 to $1,104 per ounce for gold prices in the $1,200/ounce range.

La Arena Mine Operations

The following table sets out the materials mined and gold production at the La Arena Mine for the three and six months ended June 30.

	Three months ended June 30,			Six months ended June 30,
	2014	Plan	2013	2014	Plan	2013
Tonnes Mined(000's)
Ore	3,943	3,224	3,001	7,441	6,042	5,285
Waste	3,984	4,853	6,242	9,887	10,023	12,238
Total	7,927	8,077	9,243	17,328	16,065	17,523
Tonnes per day (000's)
Ore	43.3	35.4	33.0	41.1	33.4	29.2
Waste	43.8	53.3	68.6	54.6	55.4	67.6
Total	87.1	88.7	101.6	95.7	88.8	96.8
Waste: Ore ratio	1.0	1.5	2.1	1.3	1.7	2.3
Grade (g/t)	0.54	0.66	0.65	0.53	0.62	0.59
Gold ozs produced	54,517	58,530	48,580	107,980	103,574	84,935

Despite lower grades, gold produced in the three months ended June 30, 2014 was 54,517, 13% more than the three months ended June 30, 2013 due to a lower waste to ore ratio. Gold produced in the three months ended June 30, 2014, was 7% below planned levels due to a lower grade partially offset by lower waste to ore ratios.

Despite lower grades, gold produced in the six months ended June 30, 2014 was 107,980, 27% more than the same period in 2013 due to a lower waste to ore ratio. Despite lower grades, gold produced in the six months ended June 30, 2014, was 4% above planned levels due to a lower waste to ore ratio.

In the second quarter of 2014 a mining cutoff of 0.10 grams per tonne was applied compared to 0.13 grams per tonne in the plan and prior periods. The decision to lower the cutoff is attributed to lower reagent costs and future lower power costs in conjunction with recovering gold from the leaching of oxidized intrusive material which is blended with oxidized sandstone material. The net effect has been waste tonnes converted to ore tonnes which has lowered the average grade and lowered the strip ratio. In 2013, material between 0.13 – 0.30 grams per tonne was stockpiled as low grade ore which raised the production grade. In 2014, this stockpile is slowly being remobilized into production which lowers the average grade. There has been a decrease in the price of sodium cyanide, which also decreased processing costs.

Mine operating costs, excluding working capital changes, were as follows:

	Three months ended June 30, 2014		Six months ended June 30, 2014
		$/tonne ore		$/tonne ore

Mine management	$2,884	$0.73	$5,349	$0.72
Mining	14,970	3.80	31,384	4.22
Processing	2,806	0.71	5,461	0.73
Maintenance	1,118	0.28	2,286	0.31
Power generation	1,738	0.44	2,932	0.39
Contractors’ fees	2,247	0.57	4,685	0.63

Mine operating costs	$25,763	$6.53	$52,097	$7.00

Mining cost through to September 2014 should remain consistent with the first half of 2014 as there are no major changes to operations anticipated. During the third quarter of 2014 power generation/distribution costs will be significantly reduced once electricity is provided from the national grid. Approximately 63% of the power generation costs are related to diesel costs.

The significant mining costs for the six months ended June 30, 2014 include $7.7 million for 1.9 million gallons of diesel, $8.3 million for equipment rentals, $6.0 million for mining spares parts and ground engaging tools, $3.7 million of labour, $3.2 million for blasting materials and $2.5 million for services.

Processing costs for the six months ended June 30, 2014 included $2.5 million for sodium cyanide, $1.4 for lime, other materials of $0.4 and labour of $0.6.

Significant mine maintenance costs are approximately 50 per cent labour, 20 per cent for materials and 15 per cent for equipment rentals.

Mine management cost is approximately 90 per cent labour and is relatively constant from period to period. Contractors’ fees are determined by a formula related to productivity and underlying costs and vary accordingly from period to period.

Results of Operations

The following table provides selected quarterly financial information:

	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2014	2014	2013	2013	2013	2013	2012	2012

Revenue	$67,295	$65,088	$85,452	$77,651	$63,859	$58,160	$82,198	$60,924
Total assets	374,948	344,709	358,616	339,966	328,413	346,942	353,481	320,275
Working capital	69,593	54,577	48,150	48,155	40,258	53,045	55,600	47,457
Shareholders’ equity	295,933	273,910	261,641	251,067	234,356	236,986	227,582	198,223
Net income/(loss)	15,150	11,909	9,996	15,907	(3,229)	8,084	26,796	10,804
Basic earnings/(loss) per share	0.09	0.07	0.06	0.09	(0.02)	0.05	0.16	0.06
Diluted earnings/(loss) per share	0.09	0.07	0.06	0.09	(0.02)	0.04	0.16	0.06

Gross Profit – Three months ended June 30

The table below highlights the factors that have influenced the gross profit margin for the quarter ended June 30, 2014 compared to the quarter ended June 30, 2013.

	Three months ended June 30,			Variance (Three months ended June 30, 2014 vs. 2013)

	2014	2013	Variance	Price	Volume	Costs	Total
Sales	$67,295	$63,859	$3,436	$(3,891)	$7,327	$-	$3,436
Cost of sales	(31,180)	(36,712)	5,532	-	(3,395)	8,927	5,532
Amortization	(6,844)	(5,671)	(1,173)	-	(745)	(428)	(1,173)
Gross profit	$29,271	$21,476	$7,795	$(3,891)	$3,187	$8,499	$7,795
Sales (ozs)	54,517	48,580	5,936
Per oz sold
Price realized	$1,234 (1)	$1,315	$(80)
Cost of sales	$572	$756	$(184)
Amortization	$126	$117	$9

(1)	Price realized includes 3,687 ounces delivered under the Prepayment. The average realized price of the 50,830 ounces of cash sales was $1,276 per ounce.

Sales revenue was $67,295 in the three months ended June 30, 2014, a $3,436 increase over the three months ended June 30 2013, due to higher volume partially offset by lower price realized per ounce. Gold sales, at 54,517 ounces, increased 12% in the three months ended June 30, 2014 over the three months ended June 30, 2013 due to higher production (as discussed in the La Arena Mine Operations section). Gold ounces sold for cash during the quarter were 50,830 ounces at an average price of $1,276 compared to cash sales of 48,427 ounces at an average price of $1,315 per ounce in the three months ended June 30 2013. In the three months ended June 30, 2014, there were 3,687 ounces delivered in settlement of the Prepayment, and silver revenue of $143, related to 7,164 ounces of silver sold at a price of $19.96 per ounce. In the three months ended June 30 2013, there were 14,847 ounces of gold delivered in settlements of the Prepayment, and $81 in silver revenue related to 2,268 ounces of silver sold at a price of $35.71 per ounce.

Cost of sales in the three months ended June 30, 2014 at $31,180, 15% below the three months ended June 30, 2013 as increases due to higher volumes were more than offset by lower costs. In 2014, there were three mining fleets working compared to four mining fleets in 2013, due to a decrease in waste mined in 2014 compared to 2013. This resulted in lower equipment rental, labour and indirect costs. In addition, the decision to reduce the cut-off grade from 0.10 grams per tonne to 0.13 grams per tonne which has resulted in an increased ore compared to waste tonnes.

Amortization, at $6,844 was $1,173 higher in the three months ended June 30, 2014 compared to the three months ended June 30, 2013 due to a 12% increase in volumes and an increase in the capitalized costs, primarily related to the heap leach pad and ponds. This was partially offset by an increase in oxide reserves of approximately 300,000 ounces of gold with effect from January 1, 2014. As a result of the increase in reserves, the amortization per ounce of the pad and heap leach decreased from approximately $142/ounce to $95/ounce and decreased depletion per ounce of the Phase I mineral property balance from approximately $17/ounce in the prior year to $11/ounce.

Gross Profit – Six months ended June 30

The table below highlights the factors that have influenced the gross profit margin for the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

	Six months ended June 30,			Variance (Six months ended June 30, 2014 vs. 2013)

	2014	2013	Variance	Price	Volume	Costs	Total
Sales	$132,383	$122,019	$10,364	$(17,888)	$28,252	$-	$10,364
Cost of sales	(66,118)	(65,905)	(213)	-	(14,110)	13,897	(213)
Amortization	(14,612)	(16,670)	2,058	-	(3,118)	5,176	2,058
Gross profit	$51,653	$39,444	$12,209	$(17,888)	$11,024	$19,073	$12,209
Sales (ozs)	107,980	84,935	23,044
Per oz sold
Price realized	$1,226 (1)	$1,437	$(211)
Cost of sales	$612	$776	$(164)
Amortization	$135	$196	$(61)

(1)	Price realized includes 9,218 ounces delivered under the Prepayment. The average realized price of the 98,762 ounces of cash sales was $1,279 per ounce.

Sales revenue was $132,383 in the six months ended June 30, 2014, a $10,364 increase over the six months ended June 30 2013, due to higher volume partially offset by lower price realized per ounce. Gold sales, at 107,980 ounces, increased 27% due to higher production (as discussed in the La Arena Mine Operations section). Gold ounces sold for cash during the six months ended June 30, 2014 were 98,762 ounces at an average price of $1,279 compared to cash sales of 84,783 ounces at an average price of $1,436 per ounce in the six months ended June 30 2013. There were 3,687 ounces delivered in settlement of the Prepayment, and $285 in silver revenue related to 14,127 ounces of silver sold at a price of $20.17 per ounce in the six months ended June 30, 2014. In the three months ended June 30 2013, there were 152 ounces of gold delivered in settlements of the Prepayment, and $161 in silver revenue related to 5,928 ounces of silver sold at a price of $26.91 per ounce.

Cost of sales in the six months ended June 30, 2014 at $66,118 was in line with the six months ended June 30, 2013 as lower unit production costs of $13,897 were offset by higher mine production volumes.

Despite a 12% increase in ounces sold, amortization was $14,612 in the six months ended June 30, 2014, $2,058 lower than the six months ended June 30 2013 due to an increase in oxide reserves of approximately 300,000 ounces of gold with effect from January 1, 2014. At the time of the change in reserves, the amortization per ounce of the pad and heap leach decreased from approximately $142/ounce to $95/ounce and decreased depletion per ounce of the Phase I mineral property balance from approximately $17/ounce in the prior year to $11/ounce.

General and administration costs

General and administrative costs include the Vancouver office that provides public company management and administration as well as insurance and risk management services. Costs incurred in the Lima office are charged to cost of sales, as the Lima office supports the La Arena mine. The table below shows G & A costs for the three and six months ended June 30, 2014 compared to the three and six months ended June 30, 2013:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Share-based compensation	$302	$583	$603	$1,166
Salaries and bonuses	1,832	275	2,179	577
Regulatory and transfer agent fees	35	67	238	113
Professional fees	556	141	745	199
Directors’ fees	97	98	195	186
Office and miscellaneous	97	102	195	208
Travel	55	83	74	141
Investor relations	22	59	36	103
Amortization	8	8	18	17
	$3,004	$1,416	$4,283	$2,710

General and administrative costs were $3,004 and $4,283 in the three and the six months ended June 30, 2014, respectively compared to $1,416 and $2,710 in the three and the six months ended June 30, 2013, respectively due primarily to increased salaries and professional fees. Professional fees increased due to activities related to the acquisition of Sulliden, completed on August 5, 2014. Salaries increased due to retirement settlements related to the former Chief Financial Officer in April 2014. Share-based compensation expense is lower in 2014 due to a reduced number of share options vesting. Share-based compensation is comprised of the amortization of the fair value of granted options over the vesting period. Regulatory and transfer agent fees are higher in 2014 due to the New York Stock Exchange annual fee being incurred in the first quarter of 2014 instead of later in the fiscal year as in 2013.

Other expense/income items

Other expense/loss consists of:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Unrealized gain on derivative liability	$252	$279	$551	$1,012
Loss on Prepayment	-	(5,427)	-	(5,427)
Accretion of asset retirement obligation	(397)	(386)	(795)	(773)
Captive insurance expenses	(167)	(173)	(289)	(342)
Foreign exchange loss	(378)	(3,197)	(613)	(3,225)
Other income (expense)	69	94	(23)	93

	$(621)	$(8,810)	$(1,169)	$(8,662)

An unrealized gain on the derivative liability of $252 and $551 was recognized as a fair value adjustment of the derivative liability in the three and six months ended June 30, 2014, respectively, compared to an unrealized gain of $279 and $1,012 in the three and six months ended June 30, 2013, respectively. The derivative liability relates to the Purchase Agreement described in Note 14 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The gain is lower in 2014 due to the reduced commitment levels. The Purchase Agreement will be settled in its entirety in the second half of 2014.

The loss on settlement of Prepayment arises from a cash payment in lieu of delivering ounces of gold to partially settle delivery obligations under this agreement. A cash payment of $10,057 was made to settle delivery of 7,882 ounces of gold at an effective price of $1,276 per ounce. Accounting for this payment involves recognizing a drawdown of deferred revenue in the amount of $4,630 and a charge to net income of $5,427, which approximates the future cost of producing the ounces that would have otherwise been delivered under the Prepayment.

The Company’s current reclamation and closure plan for Phase I was approved by the Ministry of Energy and Mines (“MEM”) in Peru in October 2012. The estimated undiscounted closure obligation at that time was

$38,100, which when discounted results in the asset retirement obligation. The accretion related to this obligation was $397 and $795 for the three and six months ended June 30, 2014, respectively. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025. The Company continuously reviews and revises its closure plan. La Arena received environmental approval for Phase II, dated December 27, 2013 from the MEM, by which it approves modifications to the current Environmental Impact Study (EIA) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase II open pit sulphide mine, construct an 18,000 tonne per day copper/gold flotation plant and concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted.

Captive insurance expenses are incurred as a result of amortizing the cost of prepaid reinsurance fees and set up costs for the Company’s insurance subsidiary.

A foreign exchange loss of $378 and $613 was recognized in the three and six months ended June 30, 2014, respectively compared to a foreign exchange loss of $3,197 and $3,225 in the three and six months ended June 30, 2013, respectively. The foreign exchange loss in 2013 was due primarily to the significant appreciation of the US dollar compared to the Peruvian sol, while the Company held net monetary assets in the Peruvian sol. On December 31, 2012, the Peruvian sol was 0.3899 and appreciated to 0.3593 at June 2013. It has remained relatively stable since that time and closed at 0.3577 on June 30, 2014. The three and six months ended June 30, 2014 were also impacted by a $248 loss due to movement in foreign exchange rates of the US dollar compared to the Canadian dollar as the margin account payable related to the acquisition of the Sulliden shares was denominated in Canadian dollars.

Other loss consists of interest expense on the Company’s $3,000 of long-term debt partially offset by interest income on term deposits and gains or losses on other financial assets as explained in Notes 7 and 15 of the Financial Statements.

Other Comprehensive Income

Other comprehensive income represents gains, net of related tax on the 26,966,292 common shares of Sulliden purchased on May 29, 2014, for an aggregate purchase price of $27,331. At June 30, 2014, the market value of these shares was $34,858, resulting is a gain (net of tax) of $6,548. On July 30, 2014, the Plan of Arrangement pursuant to which Rio Alto proposes to acquire all of the outstanding common shares of Sulliden, was approved. On the completion date, the gain included in other comprehensive income will be recognized in income and form part of the purchase price of Sulliden.

Liquidity and Capital Resources

The Company’s cash balance at June 30, 2014 was $29.2 million which was an increase of $2.1 million from December 31, 2013. Working capital of $69.6 million (including the IGV receivable of $26.2 million) at June 30, 2014 increased by $21.4 million from $48.2 million at December 31, 2013 due to an increase in cash and other financial assets and a decrease in accounts payable, taxes payable and deferred revenue, partially offset by a decrease in inventory. Tax payments made during the six months ended June 30, 2014 described in Note 13 to the Financial Statements amounted to $20.9 million, which substantially drew down the Company’s cash balance, but was offset by a receipt of IGV receivable of $11.8 million.

At June 30, 2014 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

	Peru	Canada	Barbados	Total
Cash	$24,654	$1,931	$2,529	$29,114
Deposits at 0.90%	-	73	-	73
	$24,654	$2,004	$2,529	$29,187

The changes in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

Operating activities consists of the following:

	Three months ended June 30		Six months ended June 30,
	2014	2013	2014	2013
Net income (loss)	$15,150	$(3,229)	$27,059	$4,855
Reclamation expenditures	(54)	(242)	(69)	(305)
Items not affecting cash:
Amortization	6,852	5,679	14,630	16,687
Deferred revenue	(2,297)	(106)	(5,743)	(106)
Deferred income tax	(930)	5,980	(1,410)	5,532
Loss on settlement of the prepayment
agreement	-	5,427	-	5,427
Other	455	1,086	884	1,520
Cash provided by operating activities before changes in non-cash working capital	19,176	14,595	35,351	33,610
Changes in non-cash working capital	3,244	(21,776)	5,427	(11,822)

	$22,420	$(7,181)	$40.778	$21,788

Cash provided in operating activities was $22,420 in the three months ended June 30, 2014 compared to cash used in operating activities of $7,181 in the quarter ended June 30, 2013, an increase of $29,601. The increase is due primarily to changes in non-cash working capital providing cash of $3,244 in the quarter ended June 30, 2014 compared to cash of $21,776 used in the same period of 2013. The cash provided in operating activities the three months ended June 30, 2014 is from net income of $15,150 adjusted for non-cash items, totaling $4,026 and changes in non-cash working capital of $3,244. The non-cash items include, amortization of $6,852, share-based compensation of $304, and accretion of the asset retirement obligation of $397, which were partially offset by deferred revenue of $2,297, deferred income taxes of $930 and an unrealized gain on the derivative liability of $252. There was also reclamation expenditures of $54 paid during the three months ended June 30, 2014.

Changes in non-cash working capital of $3,244 increased operating cash flow in the three months ended June 30, 2014 compared to decreasing it by $21,776 in the three months ended June 30, 2013. The cash provided by changes in non-cash working capital in the three months ended June 30, 2014 include accounts receivable of $8,654, taxes payable of $3,036, offset by cash used in IGV receivable of $7,393, and accounts payable of $4,048. The cash used in non-cash working capital in changes in non-cash working capital of $21,776 decreased operating cash flow in the three months ended June 30, 2014 included accounts receivable of $7,112, IGV receivable of $6,224, accounts payable of $5,656, and taxes payable of $5,423.

Cash provided in operating activities was $40,778 in the six months ended June 30, 2014 compared to $21,788 in the six months ended June 30, 2013. The increase is due primarily to changes in non-cash working capital providing cash of $5,427 in the quarter ended June 30, 2014 compared to cash of $11,822 used in the same period of 2013. The cash provided in operating activities the six months ended June 30, 2014 stems from net income of $27,059 adjusted for non-cash items, totaling $8,292 and changes in non-cash working capital of $5,427. The non-cash items include amortization of $14,630, share-based compensation of $603, and accretion of the asset retirement obligation of $795, which were partially offset by deferred revenue of $5,743, deferred income taxes of $1,410 and an unrealized gain on the derivative liability of $551. There was also reclamation expenditures of $69 paid during the six months ended June 30, 2014.

Changes in non-cash working capital of $5,427 increased operating cash flow in the six months ended June 30, 2014 compared to decreasing operating cash flow by $11,822 in the six months ended June 30, 2013. The cash provided by changes in non-cash working capital in the six months ended June 30, 2014 include accounts receivable of $29,056 and inventory of $4,905 offset by cash used in IGV receivable of $2,156, and accounts payable of $25,038. The cash used by changes in non-cash working capital in the six months ended June 30, 2013 include income taxes payable of $38,614, and inventory of $9,231, offset by cash generated by IGV receivable of $24,992, accounts receivable of $3,634, and accounts payable of $6,777.

Under Peruvian law the Impuesto General a las Ventas (“IGV”) is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. At June 30, 2014, the Company has an IGV receivable of $26,152 (December 31, 2013 - $23,996). The increase is due to approximately $11.8 million received in during the six months ended June 30, 2014 offset by the IGV expenditures incurred in the same period.

Financing Activities:

Net cash provided in financing activities during the quarter ended June 30, 2014 was $23 compared to cash used of $10,041 in the quarter ended June 30, 2013. Net cash provided in financing activities in the six months ended June 30, 2014 was $82 compared to $9,304 generated in the six months ended June 30, 2013.

In the three months ended June 30, 2014 the Company received $23 on the exercise of 80,000 options. In the three months ended June 30, 2013, the Company made a cash payment of $10,057 to settle 7,882 notional ounces of the Prepayment Agreement, as described in the Note 14 of the Financial Statements. As well, during the three months ended June 30, 2013, proceeds of $16 were received the exercise of 50,000 stock options.

In the six months ended June 30, 2014 the Company received $82 on the exercise of 300,000 options. In six months ended June 30, 2013, the Company made a cash payment of $10,057 to settle 7,882 notional ounces of the Prepayment Agreement, as described in the Note 14 of the Financial Statements and received proceeds of $701 upon the conversion of 336,720 common share purchase warrants and $52 upon the exercise of 62,000 stock options.

Investing Activities:

Investing activities is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Restricted cash	$(1,012)	$3	$(1,012)	$(1,849)
Mineral property expenditures – Phase II	(1,030)	(4,723)	(2,514)	(9,725)
Purchase of plant and equipment	(11,106)	(12,141)	(21,424)	(26,059)
Proceeds on sale of equipment	-	-	-	16
Investment in Sulliden	(13,800)	-	(13,800)	-
Investment in Santa Barbara Resources	-	-	-	(199)
	$(26,948)	$(16,861)	$(38,750)	$(37,816)

During the three and six months ended June 30, 2014 cash of $26,948 and $38,750, respectively was used in investing activities, compared to $16,861 and $37,816 in the three and six months ended June 30, 2013. The increase is due to the investment in Sulliden.

On May 29, the Company purchased 26,966,292 common shares of Sulliden, representing 8.6% of Sulliden’s common shares outstanding, for cash consideration of CDN$1.10 per common share for an aggregate purchase price of $27,331. The company paid cash of $13,800 and financed the remaining purchase. On August 5, 2014 the Company issued 151,694,886 common shares to acquire each outstanding Sulliden common share for 0.525 of a Rio Alto common share (the "Exchange Ratio"), which combines their respective businesses (the “Transaction”). In addition, as part of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company ("SpinCo") for each Sulliden common share held. SpinCo holds Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and is capitalized with approximately CDN$25 million in cash from Rio Alto. The Company also reserved 20,905,870 shares related to options and warrants to purchase Rio Alto common shares, issued to former Sulliden option and warrant holders.

In the six months ended June 30, 2013, there was a decrease in restricted cash of $1,852 due to a decrease in the letter of credit posted by the Company as a partial guarantee of its mine closure obligations.

The additions to the mineral properties were related to Phase II (copper/gold sulfide deposit) of the La Arena Project. This project is not currently producing and is working towards a feasibility study expected in the first quarter of 2015. In the three and the six months ended June 30, 2014 the additions to mineral properties were $1,030 and $2,514, respectively compared to $4,723 and $9,725 in the three and six months ended June 30, 2013.

The plant and equipment are primarily related to develop the La Arena Project. In the three and six months ended June 30, 2014, the additions to plant and equipment were $11,106 and $21,424, respectively and related primarily to the heap leach expansion and the Yamobamba power station, which will provide power to the project. In the three and six months ended June 30, 2013, the additions to plant and equipment were $12,141 and $26,059, respectively and related primarily to the heap leach expansion and the Yamobamba power station, which will provide power to the project.

NON-GAAP MEASURES

All-in sustaining and all-in costs per ounce sold

WGC guidance for presentation of all-in sustaining and all-in total costs has been adopted by many of the Company’s peers. Rio Alto has prepared and presented these non-GAAP measures below with comparative periods restated accordingly. These measures are prepared on the basis of ounces of gold sold.

Under the WGC guidance, all-in sustaining costs include total production cash costs incurred at mining operations, sustaining capital expenditures, corporate administrative expense, stock-based compensation expense, exploration and evaluation costs, and reclamation cost accretion. In addition, the WGC guidance for all-in costs includes non-sustaining capital, non-cash costs and other expenditures not necessary to sustain current activities.

The non-GAAP measures presented below should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published its definitions, other companies may prepare these measures differently.

The following table provides a reconciliation of the WGC all-in sustaining and all-in costs per ounce to the Financial Statements for each of the three months and six ended June 30, 2014 and 2013.

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Production costs	$27,857	$33,769	$59,973	$60,761
Lima office costs	1,167	929	1,938	1,791
Workers’ profit share	2,156	2,014	4,207	3,353
Cost of sales	31,180	36,712	66,118	65,905
Silver by-product revenue	(143)	(81)	(285)	(161)
Adjusted operating costs	31,037	36,631	65,833	65,744
Vancouver office	2,692	825	3,660	1,527
Stock-based compensation	304	583	605	1,166
Accretion expense	397	386	795	773
Sustaining expenditures
Property, plant and equipment	7,634	12,141	12,506	16,461
Mineral property	-	-	-	-
All-in sustaining cost	42,064	50,566	83,399	85,671
Non sustaining expenditures:
Exploration	1,364	2,028	1,943	3,752
Property, plant and equipment	3,472	-	8,918	9,598
Mineral property	1,030	4,723	2,514	9,725
All-in cost	$47,930	$57,317	$96,774	$108,746
Ounces of gold sold	54,517	48,427	107,980	84,783
Adjusted operating costs per ounce	$569	$751	$610	$775
All-in sustaining cost per ounce	$772	$1,044	$772	$1,010
All-in cost per ounce	$879	$1,184	$896	$1,283

Below is the WGC costs reconciled to the Company’s actual after tax performance for the current the six months ended June 30, 2014:

			Management cost
	WCG unit costs	Adjustments	per ounce
Production costs	$59,973	$-	$59,973
Lima office costs	1,938	-	1,938
Workers’ profit share	4,207	(4,207)	-
Cost of sales	66,118	(4,207)	61,911
Silver by-product revenue	(285)	285	-
Adjusted operating costs	65,833	(3,922)	61,911
Vancouver office	3,660	(3,660)	-
Stock-based compensation	605	(605)	-
Accretion expense	795	(795)	-
Taxes	-	8,547	8,547
Workers' profit share	-	4,207	4,207
Sustaining expenditures	-	-	-
Property, plant and equipment	12,506	-	12,506
Mineral property	-	-	-
All-in sustaining cost	83,399	3,772	87,171
Non sustaining expenditures:
Exploration	1,943	(1,943)	-
Property, plant and equipment	8,918	-	8,918
Mineral property	2,514	-	2,514
All-in cost	$96,774	$1,829	$98,603
Ounces of gold sold	107,980	-	107,980
Adjusted operating costs per ounce	$610	$(37)	$573
All-in sustaining cost per ounce/After tax sustaining cost per ounce	$772	$34	$807
All-in cost per ounce/After tax all-in cost per ounce	$896	$17	$913

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investment in Sulliden, Duran Ventures Inc. (“Duran”) and Santa Barbara Resources Inc.(“Santa Barbara”)), accounts payable and accrued liabilities, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 7 to the Financial Statements consist of shares and warrants in Duran and shares of Sulliden and Santa Barbara which are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value and the warrants are classified as Level 2 using the Black Scholes model.

The derivative liability is measured at fair value and is classified as Level 3. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 14 to the Financial Statements. The principal assumption used in the option pricing model is the volatility of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the Board of Directors are actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the Company’s ongoing capital and operating requirements. At June 30, 2014, the Company’s working capital of $69.0 million was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s functional currency and its operating results and financial position are determined and reported in United States dollars. Fluctuations of foreign currencies in relation to the United States dollar will affect the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to

Nuevo Sol exchange rate.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s short-term debt bears interest at Libor + 6% (Note 15). The Company is subject to Libor rate fluctuations. On July 11, 2014, the Company paid back the short-term debt of $3,000 plus accrued interest of $584.

In July 2014, the Company received funds of $35 million from Banco de Credito Peru, in conjunction with the $50 million letter of credit agreement signed on June 13, 2014. The loan has a one-year term and bears interest at libor plus 2.60%. The funds will be used for working capital.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial

Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets, including mineral properties, and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2013.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company; however, the Company continuously evaluates strategic transactions and may in the future enter into a transaction.

Events subsequent to June 30, 2014

On August 5, 2014 the Company issued 153,406,390 common shares to acquire every outstanding Sulliden common share on the basis of 0.525 of a Rio Alto common share per each Sulliden common share (the "Exchange Ratio"), which combines their respective businesses (the “Transaction”). In addition, as part of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company ("SpinCo") for each Sulliden common share held. SpinCo holds Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and is capitalized with approximately CDN$25 million in cash from Rio Alto. The Company also reserved 20,905,870 shares related to new options and warrants issued to purchase Rio Alto common shares issued to former Sulliden option and warrant holders.

On July 10, 2014, the Company repaid the margin account of CDN$14,663.

On July 14, 2014, the Company delivered the final 3,881 notional ounces gold to settle the Prepayment.

On July 11, 2014, the Company paid back the short-term debt of $3,000 plus accrued interest of $584.

In July 2014, the Company received funds of $35 million from Banco de Credito Peru, in conjunction with the $50 million letter of credit agreement signed on June 13, 2014. The loan has a one-year term and bears interest at libor plus 2.60%. The funds will be used for working capital. The security interest on the shares of the Company's Empresa de Energia Yamobamba SAC and the rights of recovery and future flows derived from concentrates of minerals or other product sales guarantee the loan.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares and Options

As at the date of this MD&A, the Company has common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

December 31, 2013	176,767,682
Exercise of stock options	300,000
Total as at June 30, 2014	177,067,682
Exercise of stock options	40,000
Issued to acquire Sulliden	151,694,886
Total as at August 13, 2014	328,802,568

		Weighted
	Number of	Average
Number of	Underlying	Exercise Price
Options	Shares	(CDN$)	Grant Date	Date of Expiry
300,500	300,500	$0.30	July 24, 2009	July 24, 2014
460,000	460,000	$1.50	September 20, 2010	September 20, 2015
750,000	750,000	$1.80	September 20, 2010	September 20, 2015
250,000	250,000	$1.90	November 5, 2010	November 5, 2015
250,000	250,000	$2.00	December 6, 2010	December 6, 2015
205,000	205,000	$2.39	March 11, 2011	March 11, 2016
2,721,750	2,721,750	$3.08	November 18, 2011	November 16, 2016
925,000	925,000	$3.22	November 18, 2011	November 16, 2016
200,000	200,000	$3.75	January 23, 2012	January 23, 2017
600,000	600,000	$5.25	September 10, 2012	September 10, 2017
950,000	950,000	$2.12	October 23, 2013	October 23, 2018
1,333,500	1,333,500	$0.73	August 5, 2014	August 23, 2015
105,000	105,000	$0.80	August 5, 2014	November 20, 2014
1,260,000	1,260,000	$0.89	August 5, 2014	November 18, 2014
865,883	865,883	$0.94	August 5, 2014	December 14, 2017
525,000	525,000	$0.96	August 5, 2014	February 5, 2018
26,250	26,250	$1.02	August 5, 2014	February 8, 2018
1,236,900	1,236,900	$1.43	August 5, 2014	September 12, 2018
10,500	10,500	$1.43	August 5, 2014	September 14, 2017
52,500	52,500	$1.50	August 5, 2014	November 8, 2015
1,643,250	1,643,250	$1.51	August 5, 2014	November 19, 2015
1,983,975	1,983,975	$1.52	August 5, 2014	January 11, 2017
1,832,250	1,832,250	$1.87	August 5, 2014	July 20, 2016
42,000	42,000	$2.32	August 5, 2014	January 18, 2016
78,750	78,750	$2.35	August 5, 2014	January 26, 2016
18,608,008	18,608,008	$1.91

In addition, on August 5, 2014, there were 9,910,112 warrants issued exercisable at CDN$1.31 and expire on April 12, 2015.

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at June 30, 2014, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the design effectiveness of the Company's DC&P and ICFR as required by

Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effectively designed to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the design effectiveness of the Company’s ICFR as at June 30, 2014 and have concluded that such ICFR is designed effectively. To design its ICFR, the Company used the 2013 Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the six months ended June 30, 2014, there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See “Social and Community Issues” section.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The
  Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the “AIF”) dated March 28, 2014 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGOs") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken such actions as road closures, work stoppages, and the filing of law suits for damages. Actions by communities and NGOs may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2014 gold production guidance, cost and capital spending guidance included in this MD&A. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see “Business Risk Factors”, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.